PRICING SUPPLEMENT	File No. 333-132911
(To Prospectus Supplement and Prospectus dated March 31, 2006)	Rule 424(b)(3)
Pricing Supplement Number:	2994

Merrill Lynch & Co., Inc.
Medium-Term Notes, Series C
Due Nine Months or More from Date of Issue

Floating Rate Notes

Principal Amount:	$1,200,000,000	Original Issue Date:	May 12, 2008

CUSIP Number:	59018YP70	Stated Maturity Date:	May 12, 2010

ISIN:	US59018YP703	Issue Price:	99.5210%

Interest Calculation:	Day Count Convention:
x	Regular Floating Rate Note	x	Actual/360
Inverse Floating Rate Note	30/360
(Fixed Interest Rate):	Actual/Actual

Interest Rate Basis:
x	LIBOR	Commercial Paper Rate
CMT Rate	Eleventh District Cost of Funds Rate
Prime Rate	CD Rate
Federal Funds Rate	Other (see attached)
Treasury Rate
Designated LIBOR Page:

LIBOR Reuters Page: LIBOR01

Index Maturity:	Three Month	Minimum Interest Rate:	Not Applicable

Spread:	2.2500%	Maximum Interest Rate:	Not Applicable

Initial Interest Rate:	Calculated as if the Original Issue	Spread Multiplier:	Not Applicable
Date was an Interest Reset Date

Interest Reset Dates:	Quarterly, on the 12th of February, May, August and November, commencing on August 12, 2008, subject to modified following Business Day convention.

Interest Payment Dates:	Quarterly, on the 12th of February, May, August and November, commencing on August 12, 2008, subject to modified following Business Day convention.

Repayment at the
Option of the Holder:	The Notes cannot be repaid prior to the Stated Maturity Date.

Redemption at the
Option of the Company:	The Notes cannot be redeemed prior to the Stated Maturity Date.

Form:
The Notes will be issued in fully registered book-entry form. As described in the accompanying general prospectus supplement, upon issuance, all of the Notes will be represented by one or more fully registered global Notes. Each global Note will be deposited with, or on behalf of, The Depository Trust Company, otherwise known as DTC, or any successor to it (the “depository”), as depositary, and registered in the name of Cede & Co., DTC’s partnership nominee. Unless and until it is exchanged in whole or in part for Notes in definitive form, no global Note may be transferred except as a whole by the depository to a nominee of the depository or by a nominee of the depository to the depository or another nominee of the depository or by the depository or any nominee to a successor of the depository or a nominee of its successor. Investors may elect to hold interests in the global Notes through either the depository, in the United States, or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), or Euroclear Bank S.A./N.V. (“Euroclear”), if they are participants in these systems, or indirectly through organizations which are participants in these systems.

Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream, Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold interests in customers’ securities accounts in the depositaries’ names on the books of the depository. At the present time, Citibank, N.A. acts as U.S.depositary for Clearstream, Luxembourg and JPMorgan Chase Bank, N.A. acts as U.S. depositary for Euroclear (each a “U.S. Depositary”). Beneficial interests in the global securities will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below or in the accompanying general prospectus supplement, the global securities may be transferred, in whole but not in part, only to another nominee of the depository or to a successor of the depository or its nominee.

Clearstream, Luxembourg is incorporated under the laws of Luxembourg and is an indirect wholly-owned subsidiary of Deutsche Borse AG. Clearstream, Luxembourg holds securities for its participating organizations (“Clearstream, Luxembourg Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg Participants through electronic book-entry changes in accounts of Clearstream, Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream, Luxembourg Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing and collateral management. Clearstream, Luxembourg interfaces with domestic markets in several countries through established depositary and custodial relationships. Clearstream, Luxembourg is registered as a bank in Luxembourg and, as such, is subject to regulation by the Commission de Surveillance du Secteur Financier and the Banque Centrale du Luxembourg which supervises and overseas the activities of Luxembourg banks. Clearstream, Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream, Luxembourg is also available to other institutions that clear through or maintain a custodial relationship with a Clearstream, Luxembourg Participant.

Clearstream, Luxembourg has established an electronic bridge with Euroclear to facilitate the settlement of trades between Clearstream, Luxembourg and Euroclear.

Distributions with respect to the Notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream, Luxembourg.

Euroclear holds securities and book-entry interests in securities for participating organizations and facilitates the clearance and settlement of securities transactions between Euroclear participants, and between Euroclear participants and participants of certain other securities intermediaries through electronic book-entry changes in accounts of such participants or other securities intermediaries. Euroclear provides Euroclear participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing, and related services.  Euroclear participants are investment banks, securities brokers and dealers, banks, central banks, supranationals, custodians, investment managers, corporations, trust companies and certain other organizations, and may include the  underwriters.  Non-participants in Euroclear may hold and transfer beneficial interests in a Global Certificate through accounts with a participant in the Euroclear system through one or more securities intermediaries standing between such other securities intermediary and Euroclear.

Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. Euroclear acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

Secondary market trading between depository participants will occur in the ordinary way in accordance with the depository’s rules. Secondary market trading between Clearstream, Luxembourg Participants and Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

	Cross-market transfers between persons holding directly or indirectly through the depository on the one hand, and directly or indirectly through Clearstream, Luxembourg or Euroclear Participants, on the other, will be effected within the depository in accordance with the depository’s rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving notes in the depository, and making or receiving payment in accordance with normal procedures. Clearstream, Luxembourg Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

Because of time-zone differences, credits of notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a depository participant will be made during subsequent securities settlement processing and dated the business day following the depository settlement date.  Such credits, or any transactions in the notes settled during such processing, will be reported to the relevant Euroclear Participants or Clearstream, Luxembourg Participants on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of notes by or through a Clearstream, Luxembourg Participant or a Euroclear Participant to a depository participant will be received with value on the business day of settlement in the depository but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in the depository.

Although the depository, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of the depository, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and they may discontinue the procedures at any time.

All information in this pricing supplement on Clearstream, Luxembourg and Euroclear is derived from Clearstream, Luxembourg or Euroclear, as the case may be, and reflects the policies of these organizations; and these policies are subject to change without notice.

Trustee:	The Bank of New York

Underwriters:
Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), BMO Capital Markets Corp.,  FTN Financial Securities Corp. and Morgan Keegan & Company, Inc. (the "Underwriters"), are acting as principals in this transaction.  MLPF&S is acting as the Lead Underwriter.

Pursuant to an agreement, dated May 7, 2008 (the “Agreement”), between Merrill Lynch & Co., Inc.  (the "Company") and the Underwriters, the Company has agreed to sell to each of the Underwriters and each of the Underwriters has severally and not jointly agreed to purchase the principal amount of Notes set forth opposite its name below:

	Underwriters	Principal Amount of the Notes

	Merrill Lynch, Pierce, Fenner & Smith	$1,128,000,000
	Incorporated
	BMO Capital Markets Corp.	$24,000,000
	FTN Financial Securities Corp.	$24,000,000
	Morgan Keegan & Company, Inc.	$24,000,000

	Total	$1,200,000,000

	Pursuant to the Agreement, the obligations of the Underwriters are subject to certain conditions and the Underwriters are committed to take and pay for all of the Notes, if any are taken.

The Underwriters have advised the Company that they propose initially to offer all or part of the Notes directly to the public at the Issue Price listed above.  After the initial public offering, the Issue Price may be changed.

	The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Underwriting Discount:	0.1750%

Dated:	May 7, 2008